MICHAEL W. BERG
ATTORNEY AT LAW
16810 AVE OF THE FOUNTAINS
SUITE 200, BOX 229
FOUNTAIN HILLS, ARIZONA 85268
PHONE (480) 776-0260
FAX (877) 789-5092

August 13, 2014

Mr. Justin Kisner
United States Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:	Request for 10 Day Extension Renewable Energy & Power, Inc. Registration Statement on Form 10-12(G)/A Original Filing Date July 2, 2014, amended July 3, 2014 File No. 000-55237

Dear Mr. Kisner,

Please be advised that I am legal counsel for Renewable Energy & Power, Inc. As part of my duties I would review the Form 10, advise the Company as to any proposed changes give my opinion as to whether the document is ready to file and prepare the response letter explaining what changes were made in response to the S.E.C. Comment Letter dated July 29, 2014.

In most cases this would not be a problem, however, due to heart problems I have had three hospital stays in the last three months, the most recent hospitalization being two weeks ago. This has slowed me down and I am having to temporarily scale back my workload. Due to such problems am not yet able to work a full day and tire easily so without the extension I do not believe I would be able to properly serve my client. Any new counsel brought into this matter would require more time to become familiar with the company and registration statement. However with a ten day extension I believe I can perform all the duties necessary regarding this filing.

Should you have any questions you may contact me on my cell at (480) 414-0804

Sincerely yours,

/s/ Michael W. Berg
Michael W. Berg